July 24, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street NE
Washington, D.C. 20549

Attn:	Pearlyne Paulemon
Jeffrey Gabor
Ameen Hamady
Kristina Marrone

RE:	Highview Merger Corp.
Draft Registration Statement on Form S-1
Submitted June 12, 2025
CIK No. 0002070602

On behalf of our client, Highview Merger Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on June 12, 2025 (the “Draft Registration Statement”), contained in the Staff’s letter dated July 9, 2025 (the “Comment Letter”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (“Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Draft Registration Statement on Form S-1 submitted June 12, 2025

Prospectus Summary

Prior SPAC Experience, page 4

1.	Please revise your disclosure with respect to your prior SPACs to address all prior SPACs. In this regard, we note that Mr. Boris was involved in 20 SPAC transactions based on your disclosure on page 3. For each prior SPAC, please disclose any extensions of the time to complete the transaction and the level of redemptions in connection therewith, and information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. See Item 1603(a)(3) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 3, 4, 82 and 105 to clarify which SPACs were organized by Mr. Boris and Mr. Rettig, the promoters of the Company, totalling five, as distinguished from their other experience with SPACs, which they did not organize.

Risk Factors

If we are deemed to be an investment company…, page 42

2.	Please revise to confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 42 accordingly.

We may approve an amendment or waiver of the letter agreement…, page 59

July 24, 2025

3.	Please clarify if the letter agreement includes restrictions on transferring membership interests, as suggested by the current disclosure. We also note disclosure on page II-1 that pursuant to the limited liability company agreement the sponsor interests can only be transferred to officers, directors, sponsor affiliates, or in connection with estate planning transfers. If the sponsor, its affiliates, and promoters can indirectly transfer your securities, including through the transfer of sponsor membership interests, please disclose the circumstances or arrangements under which such transfer can be made. Please see Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure in the seventh paragraph of the cover page and pages 59, 86 and II-1 accordingly.

Dilution, page 73

4.	We note that your calculations assume that you will not issue any ordinary shares as part of the combination consideration, and that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing in connection with an initial business combination. Please expand your disclosure to highlight that you may need to do so as your disclosure on page 44 indicates that you intend to target business that have an aggregate enterprise value of approximately $750 million to $1.5 billion, which is greater than you could acquire with the net proceeds of this offering and the sale of the private placement units as stated on page 50 of your prospectus.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on pages 2, 31, 46, 73 and 80 accordingly.

Underwriting, page 144

5.	Please revise the underwriter’s compensation table to include the private placement units. In this regard, we note on page 19 that FINRA has deemed these units as compensation. Please refer to Item 508(e) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on page 147 accordingly.

July 24, 2025

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Daniel Nussen at (213) 620-7796 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

/s/ White & Case LLP

cc:	David Boris, Highview Merger Corp.

3